

January 27, 2010

<u>Via U.S. Mail</u>

Richard Dole
Chief Executive Officer and President
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, Colorado 80202

> **Re: Double Eagle Petroleum Co.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 19, 2010**
> **File Number 333-163292**

Dear Mr. Dole:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that your filing status changed from accelerated filer to non-accelerated filer in this amendment. Please confirm to us that you meet the requirements of a non-accelerated filer, as defined by Section 12b-2 of the Exchange Act.

Exhibit 5.1

2.   Notwithstanding our prior comment four, inconsistencies remain in the legality
        opinion. The securities described in the first paragraph of the legality opinion do
        not correspond with the securities being registered under the registration
        statement. Specifically:

        ▪ *"(v) warrants to purchase any of the securities described in clauses (i) to
           (iv) (collectively, the Warrants")*". The Description of Warrants in the
           registration statement does not include preferred stock (referenced in
           clause (iv).

        Please submit a revised legality opinion that accurately references the securities
        being offered under this registration statement.

3.   In the paragraph immediately following numbered paragraph 7, we note counsel's
        assumption that "(iv) the company is and will remain duly organized, validly
        existing, and in good standing under applicable state law". It is inappropriate for
        counsel to assume material facts underlying the opinion or facts that are readily
        ascertainable. Please revise the opinion accordingly.

4.   In the final paragraph, counsel states that it expresses no opinion except as to "the
        General Corporation Law of the State of Maryland, the applicable contract laws
        of the State of New York and the federal laws of the United States of America."
        The legality opinion should make clear that it also encompasses the applicable
        statutory provisions, the rules and regulations underlying the provisions, and
        applicable judicial and regulatory determinations. Please revise the opinion
        accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

Richard Dole
Double Eagle Petroleum Co.
January 27, 2010
Page 3

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Alan L. Talesnick, Esq.
        (303) 894-9239